Exhibit 1

TSX: CCO NYSE: CCJ	website: cameco.com currency: Cdn (unless noted)

2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada

Tel: 306-956-6200 Fax: 306-956-6201

Cameco Responds to Announcement by Kazatomprom

Saskatoon, Saskatchewan, Canada, April 7, 2020    .    .    .    .    .    .    .    .    .     .    .    .    .

Cameco (TSX: CCO; NYSE: CCJ) responded to the announcement issued today by JSC National Atomic Company “Kazatomprom” (Kazatomprom) that it is reducing operational activities across all of its uranium mines for an expected period of three months due to the risks posed by the Coronavirus (COVID-19) pandemic. According to Kazatomprom, this decision will result in a lower level of wellfield development activity and, as a result, an estimated reduction of up to 17.5% in total planned uranium production in Kazakhstan for 2020. In 2019, Kazakhstan accounted for more than 42% of the world’s uranium production.

The reduction in activity will impact production from Joint Venture Inkai LLP (JV Inkai), a uranium operation jointly owned by Cameco (40%) and Kazatomprom (60%). Based on information provided by JV Inkai, Cameco’s preliminary assessment of the effects of Kazatomprom’s decision is a reduction in Inkai’s 2020 production of up to 12%, which translates into a reduction in Cameco’s 2020 purchases from JV Inkai of up to 600,000 pounds of U3O8. Prior to this announcement, Cameco had expected to purchase 4.9 million pounds of U3O8 in 2020. Cameco will be in discussions with Kazatomprom and JV Inkai to determine the impact of Kazatomprom’s decision on output from the operation and Cameco’s purchases.

The decision to temporarily decrease operational activity at JV Inkai is an unplanned event that may lead to variability in the 2020 outlook we provided in our Annual MD&A; however, it is too soon to quantify what the impact might be on the market. We will continue to assess the situation and will provide an update when we can better ascertain what the implications of this decision and other impacts on our business related to COVID-19 might be for this year’s outlook.

The Inkai operation is an in-situ recovery uranium mine in southern Kazakhstan that is owned and operated by JV Inkai, which in turn is currently owned by Cameco (40%) and Kazatomprom (60%). As a result of Cameco’s minority ownership interest in the joint venture, we account for JV Inkai on an equity basis.

Profile

Cameco is one of the largest global providers of the uranium fuel needed to energize a clean-air world. Our competitive position is based on our controlling ownership of the world’s largest high-grade reserves and low-cost operations. Utilities around the world rely on our nuclear fuel products to generate power in safe, reliable, carbon-free nuclear reactors. Our shares trade on the Toronto and New York stock exchanges. Our head office is in Saskatoon, Saskatchewan.

Caution Regarding Forward-Looking Information and Statements

This news release includes statements and information about our expectations for the future, which we refer to as forward-looking information. Forward-looking information is based on our current views, which can change significantly, and actual results and events may be significantly different from what we currently expect.

Examples of forward-looking information in this news release include Kazatomprom’s intention to reduce operational activities across all of its uranium mines for an expected period of three months; Kazatomprom’s expectation of a lower level of wellfield development activity resulting in an estimated reduction of up to 17.5% in planned uranium production in Kazakhstan for 2020; our preliminary assessment that production from JV Inkai will be reduced by up to 12%, resulting in a reduction in Cameco’s 2020 purchases from Inkai of up to 600,000 pounds of U3O8; and the potential for variability in our 2020 outlook and our expectations regarding updating our 2020 outlook.

Material risks that could lead to different results include the possibility that Kazatomprom may not in fact reduce its operational activities or wellfield development activity to the extent stated for any reason, or that the period of reduced operational activities will differ from the expected three month period; the risk that the reduction in wellfield development activity will result in a greater than estimated reduction in planned uranium production in Kazakhstan for 2020; the possibility that production from JV Inkai and the corresponding reduction in Cameco’s 2020 purchases from Inkai may differ significantly from our preliminary assessment; the risk that these developments could have a materially adverse impact on our 2020 outlook; and the risk that we may be unable to assess and report on the impact of these developments on our 2020 outlook in a timely manner.

In presenting this forward-looking information, we have made assumptions which may prove incorrect, including assumptions regarding: the extent of Kazatomprom’s reduction of operational activities and wellfield development activity; the period of reduced operational activities; the impact of the reduction in wellfield development activity on planned uranium production in Kazakhstan for 2020; the impact of a reduction in production on Cameco’s 2020 purchases from Inkai; and that we will be able to assess, quantify and provide an update regarding any implications of those developments on our 2020 outlook in a timely manner.

Forward-looking information is designed to help you understand management’s current views of our near-term and longer-term prospects, and it may not be appropriate for other purposes. We will not necessarily update this information unless we are required to by securities laws.

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Investor inquiries:	Rachelle Girard	306-956-6403

Media inquiries:	Jeff Hryhoriw	306-385-5221